Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jonathan Stanley
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	Kenneth S. Byrd
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	Jeffery J. Miller
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	W. Christopher Andrews
Mark Manner	Michael R. Hill	Ryan D. Brown	J. David McDowell
Glen Allen Civitts	David Cox	David P. Cañas	D. Matthew Foster
Glenn B. Rose	Curtis Capeling	David Simcox
John N. Popham IV	Barbara D. Holmes	Tracy M. Lujan†	*Of Counsel †Also Admitted In Colorado
April 11, 2007
Via E-Mail and Federal Express
Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
     Re: Central Parking Corporation Preliminary Proxy Statement
Dear Mr. Stickel:
     In your telephone conversation with Dan Evans of Ropes & Gray on April 3, 2007, you asked us to provide a timeline of the communications between management of Central Parking Corporation (the “Company”) and representatives of KCPC Holdings, Inc. (the “Purchaser”) regarding the level of compensation, equity participation, and board representation of Company management following the closing of the transactions contemplated by the Agreement and Plan of Merger (the “Merger”), dated as of February 20, 2007, among the Company, the Purchaser, and KCPC Acquisition, Inc., a wholly-owned subsidiary of the Purchaser. You also requested copies of the shareholder complaints with regard to the Merger, copies of which are attached.
     In reviewing our response to your timeline request, please note that the special committee of the Company’s Board structured the strategic alternatives process with the intent of precluding management from exerting any control over the process, the negotiations, or the selection of a winning bidder. Senior management did provide assurances to the special committee of the Company’s Board that they intended to fully support any transaction that the committee determined was in the best interest of the Company’s stockholders. Senior management did not provide input on the final bids, and the final bids did not contain employment arrangements or incentives for management.
     Set forth below is a timeline of the substantive communications between Company management (in each case involving our CEO as primary contact person) and representatives of Purchaser responsive to your request. Company management and Purchaser representatives had no communication regarding the level of compensation, equity participation, and board representation of Company management prior to the execution of the merger agreement.
315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500      fax 615-251-1059       www.h3gm.com

Mr. John Stickel
April 11, 2007

Date	Contact	Topic
11/28/06	Presentation — Lubert Adler/Chrysalis	Management presentation at H3GM (note: these presentations were conducted by the Company’s financial advisor with approximately 10 potential bidders to provide supplemental due diligence information concerning operations and financial projections)
12/6/06	Presentation — Kohlberg	Management presentation at H3GM (see note above)
1/14/07	Call — Kohlberg	Due diligence call with senior financial personnel regarding the Company’s historical performance (conducted by the Company’s financial advisor)
1/26/07	Call — Kohlberg	Due diligence call with senior management regarding the Company’s real estate portfolio (conducted by the Company’s financial advisor)
2/8/07	Meeting — Kohlberg/Lubert Adler/Chrysalis	Meeting at CPS office — due diligence review
2/20/07	Signature pages exchanged	Merger Agreement signed
2/22/07	E-mail to Kohlberg	Forwarding public announcement of sale of NCP (U.K. parking company)
2/27/07	Meeting — Kohlberg/Lubert Adler/Chrysalis	Meeting at the Company’s office to discuss miscellaneous topics regarding the transaction and the Company, including compensation issues
2/28/07	E-mail to Kohlberg/Lubert Adler/Chrysalis	Follow-up to 2/27 meeting regarding compensation issues
2/28/07	Call — Kohlberg /Lubert Adler/Chrysalis	Follow-up to 2/27 meeting primarily regarding compensation issues
2/28/07	E-mail to Kohlberg	Key terms for management equity
2/28/07	E-mail to Kohlberg	Examples of other proposed management option plans
2/28/07	E-mail from Kohlberg	Comparison of proposed option plans
2/28/07	E-mail from Kohlberg	Proposed amendment to employment agreements
3/1/07	E-mail (three) to and from Kohlberg	Kohlberg forwarded list of CEO references to our CEO with follow-up e-mails regarding the list
3/1/07	E-mail to Kohlberg	Summary of existing Company bonus plan criteria
3/2/07	E-mail to Kohlberg	Comments by management to proposed amendment to employment agreements
3/6/07	E-mail from Kohlberg	Proposed employment term sheet / option plan
3/15/07	Call — Kohlberg /Lubert Adler/Chrysalis	Miscellaneous issues update, including property sales, proposed option allocation, potential U.K. sale, approval guidelines
3/15/07	Meeting — Rick West (consultant to Kohlberg)	Meeting & dinner to get acquainted and to discuss potential role of Rick West as consultant to Company
3/20/07	E-mail to Kohlberg	Proposed option schedule for Company/Mgmt

Mr. John Stickel
April 11, 2007

Date	Contact	Topic
3/20/07	Call — Kohlberg	Miscellaneous issues update including property sales, proposed option allocation, potential U.K. sale, approval guidelines
3/20/07	E-mail to Kohlberg	Proposed option schedule for Company/Mgmt
3/28/07	E-mail from Goldman Sachs	Term Sheets for transaction debt
3/29/07	E-mail from Kohlberg	Proposed option allocation
4/5/07	Call — Kohlberg	Miscellaneous issues update, including property sales, preliminary second quarter results, proposed option allocation, potential U.K. sale
     The Purchaser has indicated a preference for retaining substantially all of the current management team, although no arrangements have been formalized. Purchaser has indicated that, if Company management is retained, the base salaries and target bonuses for Company management generally would remain at their current levels with details of the bonus plan still under discussion.
     These proposed compensation levels have not been formalized and the Purchaser has not entered into new employment agreements with management nor have management’s existing employment agreements been amended.
     Purchaser has indicated that it contemplates establishing an option pool of up to 8.5% of the post-Merger equity of the Purchaser for the benefit of Company employees, including management. Certain members of Company management, including its Chief Executive Officer, have discussed with Purchaser converting a portion of their existing equity interests in the Company into equity interest in the Purchaser, though these conversations are preliminary and we cannot estimate how the amount of equity that may be converted. Although the Purchaser delivered a sample option plan to Company management, the proposed option pool and equity conversion have not been formalized and no awards have been made under that pool. Additional documents relating to the proposed equity grant, including the form of shareholder agreement, have not yet been provided.
     The Company’s Chief Executive Officer currently holds a seat on the Board of Directors. We are advised that the Purchaser contemplates allowing the chief executive officer to continue in his service as a Company director, subject to election or removal by the Purchaser at its sole discretion.

Mr. John Stickel
April 11, 2007

     We hope this information will be responsive to your question. Should you have any questions concerning this letter or any other aspect of the proposed transaction, feel free to call the undersigned at (615) 251-1081.

Sincerely, HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
/s/ David Cox
David Cox

cc:	Ben Parrish
Jesse Yeo

IN THE CHANCERY COURT FOR DAVIDSON COUNTY, TENNESSEE
20th JUDICIAL DISTRICT, AT NASHVILLE

KEN SLATER,

Plaintiff,
v.	Case No.

MONROE J. CARELL, JR., RAYMOND T. BAKER,
KATHRYN CARELL BROWN, LEWIS KATZ,	CLASS ACTION
EDWARD G. NELSON, OWEN G. SHELL, JR.,
WILLIAM B. SMITH, CLAUDE BLANKENSHIP,
EMANUEL J. EADS, and CENTRAL PARKING
CORPORATION,
Defendants.
CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief premised on the investigation of his counsel as to all other matters, as follows:
NATURE OF ACTION
     1. Plaintiff purchased or acquired shares of the common stock of Central Parking Corporation (“Central Parking” or the “Company”) prior to the events giving rise to the allegations herein, and continues to hold such shares.
     2. This action arises from breaches of fiduciary duties in connection with a “going private” transaction (the “Transaction”) — detailed in a February 21, 2007 press release — for grossly inadequate consideration and in breach of defendants’ fiduciary duties. Plaintiff alleges that he and other public shareholders of Central Parking common stock are entitled to enjoin the

Transaction or, alternatively, to recover damages in the event that the Transaction is consummated. The negotiation and structure of the Transaction are the result of an unfair process and the supervision of and by an unnamed special committee that is under the control of defendant Monroe J. Carell, who owned approximately 20% of the Company’s outstanding stock. The Transaction will result in the denial to shareholders of important information regarding the value of their shares of Central Parking, and does not provide for adequate value for Central Parking shareholders. The decision of the Director Defendants (as defined below), who constitute Central Parking’s Board of Directors, to consider and approve the Transaction constitutes a breach of their fiduciary duties to plaintiff and other Central Parking shareholders.
PARTIES
     3. Plaintiff is and, at all relevant times, has been the owner of shares of Central Parking common stock.
     4. Central Parking is a corporation duly organized and existing under the laws of the State of Tennessee. The Company maintains its principal executive offices at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.
     5. According to its most recent Form 10-K filing, Central Parking is a leading provider of parking and related services. As of September 30, 2006, Central Parking operated 3,055 parking facilities containing 1,403,055 spaces in 37 states, the District of Columbia, Canada, Puerto Rico, Chile, Colombia, Peru, the United Kingdom, the Republic of Ireland, Spain, Poland, Greece and Switzerland, Central Parking operates or manages multi-level parking facilities and surface lots. It also provides ancillary services, including parking consulting, shuttle bus, valet, parking meter collection and enforcement, and billing services. Central Parking operates parking facilities under three general types of arrangements:

management contracts, leases and fee ownership. As of September 30, 2006, Central Parking operated 1,620 parking facilities under management contracts and 1,296 parking facilities under leases. In addition, the Company owned 139 parking facilities either independently or through joint ventures.
     6. Central Parking had 32,176,711 common shares outstanding as of November 30, 2006. Central Parking stock trades on the New York Stock Exchange under the symbol “CPC.”
     7. The defendants listed below serve as directors and/or senior officers of Central Parking;
     8. Defendant Monroe J. Carell, Jr. has been a member of the Company’s board since 1979, and has served as the Executive Chairman of the board since August 2005. Mr. Carell served as Chairman of the Board of Directors from 1979 to until being named Executive Chairman. Mr. Carell also served as Chief Executive Officer from 1979 until April 2001 and from May 2003 to August 2005.
     9. Defendant Raymond T. Baker has served as a member of the Company’s board since 2004.
     10. Defendant Kathryn Carell Brown has served as a member of the Company’s board since 2004. Mrs. Brown is the daughter of Mr. Carell.
     11. Defendant Lewis Katz has served as a member of the Company’s board since 1998.
     12. Defendant Edward G. Nelson has served as a member of the Company’s board since 1993.
     13. Defendant Owen G. Shell, Jr. has served as a member of the Company’s board since 2004.

     14. Defendant William B. Smith has served as a member of the Company’s board since 2004.
     15. Defendant Claude Blankenship has served as a member of the Company’s board since 2006.
     16. Defendant Emanuel J. Eads has served as a member of the Company’s board since 2006. Mr. Eads has served as President and Chief Executive Officer since August 2005.
     17. The individuals identified above are collectively referred to throughout this complaint as the “Director Defendants.”
     18. The Director Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant herein, required the Director Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.
     19. Each Director Defendant owed and owes Central Parking and its public shareholders fiduciary duties and were and are required to:
a.	Further the best interests of Central Parking and its public shareholders;

b.	Undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates;

c.	Maximize the financial recovery for Central Parking shareholders;

d.	Refrain from abusing their positions of control;

e.	Refrain from favoring their own interests at the expense of Central Parking and its shareholders;

f.	Only consent to transactions that are in the financial interest of Central

Parking shareholders; and

g.	Act in good faith in carrying out their obligations to shareholders with due care and information.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this case on his own behalf and as a class action, pursuant to Tennessee Rules of Civil Procedure Rule 23 on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with, injury arising from defendants’ actions as are described more fully below (the “Class”).
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.
     23. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
a.	Whether the Transaction as proposed and structured denies shareholders information (particularly with respect to the value of their shares) necessary to make an informed decision whether to sell their shares:

b.	Whether she Director Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class, including their duties of loyalty, due care, and full disclosure in ensuring that the Transaction is entirely fair to Central Parking shareholders; and

c.	Whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, the proper remedy and/or measure of damages.
     24. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     27. On November 28, 2006, Central Parking announced that it retained The Blackstone Group L.P (“Blackstone”) as its financial advisor to assist the Company in exploring strategic alternatives to purportedly enhance stockholder value.
     28. On December 14, 2006 — only two weeks after retaining Blackstone to explore strategic alternatives — Central Parking announced positive financial results, and repeatedly touted its future growth potential. Specifically:
A.	The Company announced that operating earnings before property related gains for its fourth fiscal quarter ended September 30, 2006, increased to $11.9 million compared with $1.2 million in the same period last year;

B.	Defendant Eads stated the following: “We are pleased with the substantial improvement in operating earnings before property related gains for the fourth quarter and full fiscal year... The continued, successful execution of our strategic plan is reducing expenses and improving operating margins. For the fourth quarter, costs related to our leased and owned segment decreased $4.7 million, or 3.8% compared to the prior year period, while costs in our managed segment declined by $4.6 million, or 29.3%. General and administrative expenses decreased $2.3 million, or 11.1 % compared to the fourth quarter of last year.” (emphasis added);

C.	Defendant Eads also stated: “Our initiative to reposition the geographic footprint of the Company to concentrate on major markets and areas with higher growth potential lias resulted in higher average revenues and profits from remaining locations. A total of ten domestic and four international markets have been divested over the past twelve months. In our remaining International markets, our efforts to accelerate growth were recently rewarded with three new contracts to manage parking operations at large retail malls in Colombia and Chile. We are also seeing substantial improvements in same store sales in several markets as we roll out our Operational Excellence initiative. Early results from this program, which is focused am improving revenues and reducing costs at the location level, are very promising.” (emphasis added);

D.	Finally, Defendant Eads stated: “We are making excellent progress in growing our specialty parking segments. Our expansion into the municipal market continues to be very successful as we were awarded contracts to manage 17 locations for the City of San Jose, 20 locations for the City of Long Beach, 10 locations and enforcement of 1,950 spaces for the City of Springfield, Massachusetts and a 3,300 space garage serving the Kodak Theater and a large retail mall for the City of Los Angeles. In the hospitality valet market, our USA Parking subsidiary continued its expansion with several recent wins, including contracts to provide parking services for the St. Regis in Ft. Lauderdale, the Ft, Lauderdale Hilton and the Fairmont Turn berry in Miami. We also added three valet locations in New Orleans, including the W Hotel.”
     29. In recent years, the Company” stock price has performed poorly. For the 52-week period ending February 9, 2007 however, the Company’s stock price has significantly improved. Indeed, over this 52-week period, the Company’s stock price increased approximately 32.3% and during the past 13 weeks, the stock has increased approximately 18.5%. During the same 52-week period, the Company’s stock has outperformed the three comparable companies in its category. The Company’s free-cash flow position is also improving significantly over prior reporting periods. For the fourth quarter ended September 30, 2006, the Company reported $5.6 million in free-cash flow compared with a negative cash flow figure of ($8.78 million) for the comparable year earlier quarter.
     30. On February 9, 2007, Central Parking released its 2007 first quarter results. Once again, management commented favorably on the Company’s short-term and long-term growth prospects:
A.	“The on-going execution of our strategic plan continues to drive improvements in operating results ... The first quarter of fiscal 2007 marks the fourth consecutive quarter we have recorded substantial, year-over-year gains in operating earnings. Same store sales increases of 5.8 percent and reduced costs improved margins in our leased and owned segment to 11.4 percent, compared with 8.7 percent in the first quarter of last year. Management contract margins improved to 62.0 percent compared with 61.3 percent in the first quarter of 2006 while general and administrative costs decreased by $3.3 million, or 15.7 percent.” (emphasis added);

B.	“We continue to make good progress in executing other aspects of our strategic plan as well. Our Operational Excellence initiative, which is focused on increasing profits at the location level, gained momentum during the quarter as we expanded the program to Los Angeles and Washington, D.C. and initiated a ‘jumpstart’ program to introduce Operational Excellence concepts company-wide. Our efforts to capitalize on the burgeoning downtown residential market were rewarded with three new contracts: a long-term lease to operate a 360 space garage serving the Millennium Center in Chicago and management agreements to operate a 400 space garage at 1500 Locust in Philadelphia and a 388 space garage in Wilmington, Delaware.” (emphasis added);

C.	“We also have had success across other market segments, as evidenced by the award of a multiple facility contract by Oregon Health & Science University in Portland, Oregon. This contract, which became effective October 1, includes a garage, two surface lots, two valet operations and a shuttle operation. We also continue to add profitable, new business in our international markets. The most significant recent example is the addition of a lease to operate a 900 space facility in Calgary, Alberta. Our focus on the high-end hospitality market continues to yield positive results as we signed leases to operate the Marriott San Diego and the Hyatt La Jolla. We also signed a contract to manage Phoenix, Plaza, one of the largest office developments in Phoenix, Arizona.”

     31. As of February 14, 2007, Jefferson Research, an independent analyst, rated the Company “strongest” with respect to its operating efficiency; it also rated the Company’s balance sheet “strong” premised on its ability to pay its bills and fund future growth. It also characterized the Company’s valuation as “low risk” because its price multiple was lower than the corresponding sector average. Moreover, Jefferson stated that the Company’s cash flow quality was “strong” across all three measures of cash flow quality observed by Jefferson.
     32. On February 21, 2007, in spite of its recent and repeated statements concerning its future growth potential, Central Parking announced that it entered into an agreement and plan of merger with KCPC Holdings, inc., (“KCPC”). KCPC is a company formed by affiliates of Kohlberg & Company, LLC, (“Kohlberg”) Lubert-Adler. LP., (“Lubert and Chrysalis Capital Partners, L .P. (“Chrysalis” and, together with Kohlberg and Lubert, the “Buyout Group”).
     33. Under the terms of the Transaction, Central Parking’s shareholders will receive $22.53 per share in cash, purportedly representing a premium of approximately 30.8% over Central Parking’s closing share price on November 27, 2006, the day before the Company announced that it had engaged Blackstone to assist it in evaluating strategic alternatives.
     34. The Company’s Board of Directors, reportedly following the unanimous recommendation of a Special Committee, approved the merger agreement and will recommend approval by Central Parking’s shareholders.
     35. The Transaction will reportedly he completed in the second calendar quarter of 2007.
     36. Defendant Carell, his family and related entities, who are collectively the largest shareholder of Central Parking, have entered into voting agreements to vote in favor of the Transaction.

     37. Blackstone served as exclusive financial advisor to the Company in connection with the Transaction and reportedly provided the Special Committee with a fairness opinion.
     38. The consideration provided in the Transaction is inadequate, as illustrated by the Company’s $18.52 per-share valuation less than two weeks before the announcement that the Company would explore its strategic alternatives. In light of its recent trading value, the Transaction represents only a 20% premium to the Company’s trading price before the strategic alternatives announcement.
     39. Furthermore, Central Parking’s share price has steadily increased since mid-December as Defendant Eads has repeatedly touted the Company’s long-term growth prospects. Consequently, the Transaction only offers Central Parking’s shareholders a scant 6% premium for their shares.
     40. The timing of the transaction appears opportunistic as Central Parking now begins to reap the benefits of its strategic plan. Instead of sharing in the Company’s future growth, the Company’s shareholders will receive a miniscule premium while the Buyout Group and Defendant Carell will enjoy Central Parking’s future growth.
     41. The Transaction documents also fail to disclose the identity of the special committee which purportedly reviewed the Transaction and ultimately approved it. Failure to disclose the identity of the special committee deprives Central Parking shareholders of crucial information associated with the Transaction.
     42. The Director Defendants’ fiduciary obligations under these circumstances require them to:
a.	Undertake an appropriate evaluation of Central Parking’s worth as a merger candidate or in liquidation;

b.	Engage in a meaningful auction with third parties in an attempt to obtain the best value for Central Parking’s public shareholders;

c.	Act independently so that the interests of Central Parking’s public shareholders will be protected and enhanced;

d.	Undertake a valuation of the liquid value of Central Parking’s assets were they to be disposed of piecemeal in a liquidation auction; and

e.	Disclose Fully and completely all material information during consideration of the Transaction.
     43. The terms of the Transaction as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants (by virtue of their positions of control of Central Parking) and that possessed by Central Parking’s public shareholders.
     44. Defendants’ failure to immediately reject the facially inadequate Transaction evidences their disregard for ensuring that shareholders receive adequate value for their stock, and their willingness to negotiate in the face of stockholder hostility. By failing to reject the Transaction outright defendants are artificially depressing the value of Central Parking’s stock, thereby depriving plaintiff and the Class of the right to receive the maximum value for their shares.
     45. Defendants owe fundamental fiduciary obligations to Central Parking’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit long-time board members and Company advisors. Further, the directors of Central Parking must adequately ensure that no conflict of interest exists between the Director Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.
     46. Because the Director Defendants dominate and control the business and corporate affairs of Central Parking and because they are in possession of private corporate information concerning Central Parking’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of Central Parking. This discrepancy makes it grossly and inherently unfair for the special committee — whose identity has not been disclosed to Central Parking shareholders — to continue to consider the Transaction.
     47. The Director Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.
     48. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value.
     49. Only through the exercise of this Court’s equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
     50. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class and will not only prevent the sale of Central Parking at a substantial premium, but facilitate the sale at an unfair price with inadequate information provided to Company shareholders, all to the irreparable harm of plaintiff and other members of the Class.
     51. Plaintiff and the Class have no adequate remedy at law.
COUNT I
BREACH OF FIDUCIARY DUTY
     52. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     53. By reason of the foregoing, the defendants have breached their fiduciary duties to plaintiff and the Class under Tennessee law or aided and abetted in the breach of those fiduciary duties. Specifically, defendants have breached their duty of care by failing to consider any alternative whatsoever for Central Parking other than the sale to the Buyout Group, and failing to consider selling Central Parking to another buyer or having Central Parking remain independent.
COUNT II
INDEMNIFICATION
     54. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     55. The defendants breached, inter alia, their fiduciary duties of care, loyalty and disclosure under Tennessee law to the shareholders of Central Parking.
     56. Plaintiff and members of the Class, as shareholders of Central Parking, have been harmed by reason of the defendants’ breaches of their fiduciary duty.
     57. As a result, defendants should be required to indemnify plaintiff and members of the Class.
COUNT III
INJUNCTION
     58. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

     59. Plaintiff requests that the Court issue such injunctive orders as are necessary to restrain and enjoin defendants from consummating the Transaction.
     WHEREFORE, plaintiff demands judgment as follows:
     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;
     b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Transaction;
     c. In the event that the Transaction is consummated, rescinding it and setting it aside;
     d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;
     e. Awarding plaintiff his costs and disbursements, including reasonable allowances for fees of plaintiff’s counsel and reimbursement of expenses; and
     f. Granting, plaintiff and the Class such other and further relief as the Court may deem just and proper.
Dated: February 22, 2007

BRAMLETT LAW OFFICES

/s/ P. K. Bramlett by ANB. with permission

Paul Kent Bramlett
P.O. Box 150734
Nashville, TN 37215
Telephone: 615-248-2828
Facsimile: 615-254-4116
TN SUP CT #7387
MS SUP CT #4291

BRAMLETT LAW OFFICES

/s/ Ashley Nicole Bramlett

Ashley Nicole Bramlett
P.O. Box 150734
Nashville, TN 37215
Telephone: 615-248-2828
Facsimile: 615-254-4116
TN SUP CT #25284

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole
270 Madison Avenue
New York, NY 10016
Telephone: 212-545-4600
Facsimile: 212-686-0114

Proposed Co-Lead Counsel

IN THE CHANCERY COURT FOR DAVIDSON COUNTY
TWENTIETH JUDICIAL DISTRICT
THE STATE OF TENNESSEE

	) )	Case No.	07-387-III
ROBERT BARR, On Behalf of Himself and	)
All Others Similarly Situated,	)	Chancellor
)
)
Plaintiff,	)	CLASS ACTION
)
vs.	)

CENTRAL PARKING CORPORATION,	)
MONROE J. CARELL, JR., RAYMOND T.	)
BAKER, CLAUDE BLANKENSHIP,	)
KATHRYN CARELL BROWN, EMANUEL	)
J. EADS, LEWIS KATZ, EDWARD G.	)
NELSON, OWEN G. SHELL, JR., and	)
WILLIAM B. SMITH,	)
)
Defendants.	)
)
COMPLAINT FOR BREACH OF FIDUCIARY DUTY
SUMMARY OF THE ACTION
     1. This is a class action on behalf of the public stockholders of Central Parking Corporation (“Central Parking”) against Central Parking and its Board of Directors (“Board”) arising out of their efforts to complete a private buyout of Central Parking via an unfair process at an inadequate price of $22.53 per share (the “Proposed Buyout”) in a deal valued at approximately $725 million.
     2. On February 21, 2007, the Company announced that it had approved the Proposed Buyout in which Central Parking stockholders would receive $22.53 in cash for each share of Central Parking they own. The proposed price represents only a 6% premium over the previous day’s close.

     3. In pursuing the unlawful plan to squeeze out Central Parking’s public stockholders via an unfair process, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Instead of attempting to obtain the highest price reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Proposed Buyout to meet the specific needs of the Buyout Group.
     4. Because defendants dominate and control the business and corporate affairs of Central Parking and are in possession of private corporate information concerning Central Parking’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Central Parking which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     5. In pursuing the unlawful plan to sell and take Central Parking private, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.
     6. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Buyout, that the Buyout is conducted in a manner that is not overtly improper, unfair and unlawful.
     7. Plaintiff seeks to enjoin the Proposed Buyout or, alternatively, rescind the proposed Buyout in the event it is consummated. The Proposed Buyout is the product of a hopelessly flawed process that was designed to subvert the interests of plaintiff and the other public stockholders of Central Parking. Plaintiff seeks injunctive relief only.
JURISDICTION AND VENUE
     8. This Court has jurisdiction over this action pursuant to T.C.A. §§16-1-101, et seq. This Court has jurisdiction over each of the defendants because at all relevant times, they conducted business in, resided in and/or were citizens of Tennessee. Plaintiff expressly disavows any claims that could be brought pursuant to federal securities laws and any claims that could be preempted by the Securities Litigation Uniform Standards Act.
     9. Venue is proper in this county pursuant to T.C.A. §§20-4-101 et seq., in that the actions complained of arose in this county.
PARTIES
     10. Plaintiff Robert Barr at all times relevant hereto has been and is a stockholder of Central Parking.
     11. Defendant Central Parking is a Tennessee corporation with its principal place of business located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212. Central Parking is a leading provider of parking and transportation-related services in 37 states, the District of Columbia, Puerto Rico, Canada, the United Kingdom, Chile, Columbia, Peru, Ireland, Spain, Greece, Italy and Switzerland.
     12. Defendant Monroe J. Carell, Jr. (“Carell”) is Executive Chairman and founder of the Company. Carell is the father of defendant Brown. Carell serves as a trustee of Vanderbilt University with defendant Nelson.
     13. Defendant Raymond T. Baker (“Baker”) is a director of the Company.
     14. Defendant Claude Blankenship (“Blankenship”) is a director of the Company.

     15. Defendant Kathryn Carell Brown (“Brown”) is a director of the Company. Brown is the daughter of defendant Carell.
     16. Defendant Emanuel J. Eads is a director of the Company, and also serves as its President and Chief Executive Officer (“CEO”).
     17. Defendant Lewis Katz (“Katz”) is a director of the Company.
     18. Defendant Edward G. Nelson (“Nelson”) is a director of the Company. Nelson serves as a trustee of Vanderbilt University with defendant Carell.
     19. Defendant Owen G. Shell, Jr. (“Shell”) is a director of the Company.
     20. Defendant William B. Smith (“Smith”) is a director of the Company.
     21. The Defendants named in 12-20 are sometimes collectively referred to herein as the “Individual Defendants.”
DEFENDANTS’ FIDUCIARY DUTIES
     22. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Central Parking and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.
     23. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s public shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Central Parking, violated the fiduciary duties owed to plaintiff and the other public shareholders of Central Parking, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.
     25. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Central Parking, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action on its own behalf and as a class action on behalf of all holders of Central Parking stock who are being and will be harmed by defendants’ actions described below. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.
     27. This action is properly maintainable as a class action.

     28. The Class is so numerous that joinder of all members is impracticable. There are more than 32 million shares of Central Parking common stock outstanding held by thousands of shareholders geographically dispersed across the country.
     29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Buyout;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Central Parking;
          (d) whether the defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buyout, including the duties of good faith, diligence, honesty and fair dealing;
          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     33. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
THE PROPOSED BUYOUT
     35. Incorporated in 1968, Central Parking engages in the ownership, leasing and management of multilevel parking facilities and surface lots. As of September 30, 2006, the company operated 1,620 parking facilities under management contracts and 1,296 parking facilities under leases, as well as owned 139 parking facilities either independently or through joint ventures. It also operated 3,055 parking facilities containing 1,403,055 spaces located in 37 states.
     36. On February 21, 2007, the Company issued a press release entitled “Central Parking Corporation to Be Acquired by Private Equity Firms for $22.53 Per Share in Cash,” which stated in relevant part:
Central Parking Corporation today announced that it has entered into an agreement and plan of merger with KCPC Holdings, Inc., a company formed by affiliates of Kohlberg & Company, LLC, Lubert-Adler, L.P., and Chrysalis

Capital Partners, L.P. Under the terms of the merger agreement, Central Parking’s shareholders will receive $22.53 per share in cash, representing a premium of approximately 30.8% over Central Parking’s closing share price on November 27, 2006, the day before the Company announced that it had engaged The Blackstone Group L.P. to assist it in evaluating strategic alternatives.
     Central Parking Corporation’s Board of Directors, following the unanimous recommendation of a Special Committee composed entirely of independent directors, has approved the merger agreement and also will recommend approval by Central Parking’s shareholders.
     “I believe this transaction is very exciting for our shareholders. This Company has been so important to me for many years. It has been a real joy to work with many talented employees and our business associates. I believe the Company will continue to prosper under the new ownership,” said Monroe J. Carell, Executive Chairman and founder of the Company.
     Emanuel J. Eads, Central Parking’s president and chief executive officer, said, “We are pleased to be entering into this transaction, which provides important benefits to our shareholders, clients, employees, and other stakeholders. This agreement represents a strong endorsement of our strategic plan and the significant progress we have made in executing the plan. With the full backing of private equity partners who recognize our growth potential and share our vision for the future, we will be in an even stronger position to deliver outstanding service to our management clients, landlords and parking customers.”
     KCPC Holdings, Inc. has received equity and debt financing commitments totaling $903 million, and the closing is not subject to a financing contingency. Closing of the transaction is anticipated to be completed in the second calendar quarter of 2007. The merger is subject to the approval of Central Parking’s shareholders, requisite regulatory approvals and customary closing conditions. Mr. Carell, his family and related entities, who are collectively the largest shareholder of Central Parking, have entered into voting agreements to vote in favor of the merger agreement unless the merger agreement is terminated or materially amended.
     The Blackstone Group served as exclusive financial advisor to the Company in connection with the transaction and provided the Special Committee with an opinion that the consideration to be received by Central Parking’s shareholders is fair from a financial point of view.
     37. Pursuant to the merger agreement, Carell and his family and related entities have signed voting agreements wherein they have agreed to vote in favor of the Proposed Buyout. Defendants have negotiated and approved the merger terms agreed to by them in material part because Carell and his family hold a large, illiquid position in Central Parking which they could only monetize via a transaction such as that proposed here, a transaction not designed to protect the interests of the Company’s public stockholders. These individuals and entities are collectively the largest shareholder of the Company. Indeed, as of December 30, 2005, Carell, his family, and a trust set up to benefit Carell’s children hold approximately 47% of Central Parking’s shares. Thus, the family will receive approximately $350 million from this proposed Buyout. Because Carell and his family and affiliated entities control such a significant portion of the shares of the Company, the voting agreements will have a chilling effect on other potential acquirers of the Company.
     38. Carell himself will receive a lump sum payment of $6 million pursuant to the change in control provision of his employment contract.
     39. Defendants have also agreed to the immediate acceleration of all unvested stock options and/or restricted shares held by defendants, including Baker, Brown, Nelson, Katz, Shell, and Smith as well as constructed provisions designed to ensure; (i) the sale of Central Parking to the Buyout group; or (ii) an immediate $22.4 million dollar payout to the Buyout group. In addition, Defendants have agreed to a contractual provision which precludes them from engaging in any affirmative effort to maximize shareholder value.
     40. In the Proposed Buyout is allowed to proceed, current shareholders will be divested of their ownership in the Company including all benefits of expected future growth, which information is exclusively within the possession of defendants. As a result of the unfair process and grossly inadequate price, the Proposed Buyout is unfair to Central Parking’s public shareholders.

CAUSE OF ACTION
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     41. Plaintiff repeats and realleges each allegation set forth herein.
     42. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of due care, loyalty, good faith, candor and independence owed to the public shareholders of Central Parking and have acted to put their personal interests ahead of the interests of Central Parking’s shareholders.
     43. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of their equity interest in Central Parking.
     44. Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Central Parking without regard to the fairness of the transaction to Central Parking’s shareholders and by failing to disclose all material information concerning the Buyout to such shareholders.
     45. As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Central Parking because, among other reasons:
          (a) They failed to take steps to maximize the value of Central Parking to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Central Parking’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions, and entering into voting agreements to vote in favor of the Proposed Buyout;

          (b) They structured a transaction that was not designed to protect the interests of the Company’s public shareholders, but rather was designed to benefit defendants, including Carell and his family;
          (c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Buyout; and
          (d) They failed to disclose all material information that would permit Central Parking’s stockholders to cast a fully informed vote on the Buyout.
     46. Because defendants dominate and control the business and corporate affairs of Central Parking, and are in possession of private corporate information concerning Central Parking’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Central Parking which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     47. By reason of the foregoing acts, practices and course of conduct, defendants have knowingly or recklessly and in bad faith failed to exercise care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     48. Unless enjoined by this Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Buyout which will exclude the Class from its fair share of Central Parking’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

     49. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Class.
     50. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be unfairly deprived of their Central Parking shareholdings and irreparably harmed thereby. Unless the Proposed Buyout is enjoined by the Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Buyout terms, and will not supply to Central Parking’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Buyout and may consummate the Proposed Buyout, all to the irreparable harm to the members of the Class.
     51. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Proposed Buyout was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;
     D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of Central Parking’s public shareholders until a foresaid process is completed;
     E. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof;
     F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: February 22, 2007	BARRETT, JOHNSTON & PARSLEY
DOUGLAS S. JOHNSTON, JR., #5782
GERALD E. MARTIN, #20193
LAUREL A. JOHNSTON #24532

/s/ GERALD E. MARTIN GERALD E. MARTIN
217 Second Avenue, North
Nashville, TN 37201-1601
Telephone: 615/244-2202
615/252-3798 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff